EXHIBIT 99.3

Q1

Supplementary Financial Information

First Quarter 2010

BCE Investor Relations
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

Bell

BCE Inc. (1)
Consolidated Operational Data

	Q1	Q1
($ millions, except per share amounts) (unaudited)	2010	2009	$ change	% change
Operating revenues	4,432	4,331	101	2.3%
Cost of revenue, exclusive of depreciation and amortization	(1,174)	(1,086)	(88)	(8.1%)
Selling, general and administrative expenses (A)	(1,446)	(1,397)	(49)	(3.5%)
Net benefit plans cost	(28)	(88)	60	68.2%
EBITDA (3)	1,784	1,760	24	1.4%
EBITDA margin (4)	40.3%	40.6%		(0.3	) pts
Depreciation	(610)	(625)	15	2.4%
Amortization of intangible assets	(183)	(193)	10	5.2%
Restructuring and other	(29)	(108)	79	73.1%
Operating income	962	834	128	15.3%
Other income	120	1	119	n.m.
Interest expense	(165)	(191)	26	13.6%
Pre-tax earnings from continuing operations	917	644	273	42.4%
Income tax expense	(204)	(148)	(56)	(37.8%)
Non-controlling interest	(76)	(84)	8	9.5%
Earnings from continuing operations	637	412	225	54.6%
Discontinued operations	-	(6)	6	n.m.
Net earnings	637	406	231	56.9%
Dividends on preferred shares	(29)	(29)	-	-
Net earnings applicable to common shares	608	377	231	61.3%
Net earnings per common share – basic
Continuing operations	$0.79	$0.49	$0.30	61.2%
Discontinued operations	$-	$(0.01)	$0.01	n.m.
Net earnings	$0.79	$0.48	$0.31	64.6%
Net earnings per common share – diluted
Continuing operations	$0.79	$0.49	$0.30	61.2%
Discontinued operations	$-	$(0.01)	$0.01	n.m.
Net earnings	$0.79	$0.48	$0.31	64.6%
Dividends per common share	$0.435	$0.385	$0.050	13.0%
Average number of common shares outstanding – basic (millions)	765.7	788.3
Average number of common shares outstanding – diluted (millions)	766.0	788.3

The following items are included in net earnings:
Net gains (losses) on investments
Continuing operations	125	1	124	n.m.
Discontinued operations	-	-	-	-
Restructuring and other	(17)	(70)	53	75.7%
Total	108	(69)	177	n.m.
Impact on net earnings per share	$0.14	$(0.09)	$0.23	n.m.
Adjusted EPS (3)	$0.65	$0.57	$0.08	14.0%

(A)	Excludes net benefit plans cost
n.m. : not meaningful

BCE Inc. Supplementary Financial Information – First Quarter 2010  Page 2

BCE Inc.
Consolidated Operational Data – Historical Trend

		Total
($ millions, except per share amounts) (unaudited)	Q1 10	2009	Q4 09	Q3 09	Q2 09	Q1 09
Operating revenues	4,432	17,735	4,650	4,457	4,297	4,331
Cost of revenue, exclusive of depreciation and amortization	(1,174)	(4,525)	(1,258)	(1,152)	(1,029)	(1,086)
Selling, general and administrative expenses (A)	(1,446)	(5,766)	(1,562)	(1,418)	(1,389)	(1,397)
Net benefit plans cost	(28)	(355)	(93)	(86)	(88)	(88)
EBITDA	1,784	7,089	1,737	1,801	1,791	1,760
EBITDA margin	40.3%	40.0%	37.4%	40.4%	41.7%	40.6%
Depreciation	(610)	(2,595)	(704)	(636)	(630)	(625)
Amortization of intangible assets	(183)	(776)	(200)	(192)	(191)	(193)
Restructuring and other	(29)	(527)	(82)	(191)	(146)	(108)
Operating income	962	3,191	751	782	824	834
Other income (expense)	120	(18)	28	(24)	(23)	1
Interest expense	(165)	(723)	(182)	(171)	(179)	(191)
Pre-tax earnings from continuing operations	917	2,450	597	587	622	644
Income tax (expense) recovery	(204)	(368)	(141)	87	(166)	(148)
Non-controlling interest	(76)	(333)	(79)	(90)	(80)	(84)
Earnings from continuing operations	637	1,749	377	584	376	412
Discontinued operations	-	(11)	(1)	-	(4)	(6)
Net earnings	637	1,738	376	584	372	406
Dividends on preferred shares	(29)	(107)	(26)	(26)	(26)	(29)
Net earnings applicable to common shares	608	1,631	350	558	346	377
Net earnings per common share – basic
Continuing operations	$0.79	$2.12	$0.46	$0.72	$0.45	$0.49
Discontinued operations	$-	$(0.01)	$-	$-	$-	$(0.01)
Net earnings	$0.79	$2.11	$0.46	$0.72	$0.45	$0.48
Net earnings per common share – diluted
Continuing operations	$0.79	$2.12	$0.46	$0.72	$0.45	$0.49
Discontinued operations	$-	$(0.01)	$-	$-	$-	$(0.01)
Net earnings	$0.79	$2.11	$0.46	$0.72	$0.45	$0.48
Dividends per common share	$0.435	$1.580	$0.405	$0.405	$0.385	$0.385
Average number of common shares outstanding – basic (millions)	765.7	772.9	767.2	767.2	769.0	788.3
Average number of common shares outstanding – diluted (millions)	766.0	772.9	767.3	767.2	769.0	788.3

The following items are included in net earnings:
Net gains (losses) on investments
Continuing operations	125	48	11	36	-	1
Discontinued operations	-	(7)	-	(4)	(3)	-
Restructuring and other	(17)	(339)	(48)	(123)	(98)	(70)
Total	108	(298)	(37)	(91)	(101)	(69)
Impact on net earnings per share	$0.14	$(0.39)	$(0.05)	$(0.12)	$(0.13)	$(0.09)
Adjusted EPS	$0.65	$2.50	$0.51	$0.84	$0.58	$0.57

(A)	Excludes net benefit plans cost

BCE Inc. Supplementary Financial Information – First Quarter 2010  Page 3

BCE Inc.
Segmented Data (2)

	Q1	Q1
($ millions, except where otherwise indicated) (unaudited)	2010	2009	$ change	% change
Revenues
Bell Wireline	2,658	2,592	66	2.5%
Bell Wireless	1,153	1,078	75	7.0%
Inter-segment eliminations	(53)	(48)	(5)	(10.4%)
Total Bell	3,758	3,622	136	3.8%
Bell Aliant	779	818	(39)	(4.8%)
Inter-segment eliminations	(105)	(109)	4	3.7%
Total BCE Inc.	4,432	4,331	101	2.3%
EBITDA
Bell Wireline	1,043	992	51	5.1%
Margin	39.2%	38.3%		0.9	pts
Bell Wireless	412	434	(22)	(5.1%)
Margin	35.7%	40.3%		(4.6	) pts
Total Bell	1,455	1,426	29	2.0%
Margin	38.7%	39.4%		(0.7	) pts
Bell Aliant	329	334	(5)	(1.5%)
Margin	42.2%	40.8%		1.4	pts
Total BCE Inc.	1,784	1,760	24	1.4%
Margin	40.3%	40.6%		(0.3	) pts
Operating income
Bell Wireline	516	349	167	47.9%
Bell Wireless	271	300	(29)	(9.7%)
Total Bell	787	649	138	21.3%
Bell Aliant	175	185	(10)	(5.4%)
Total BCE Inc.	962	834	128	15.3%
Capital expenditures
Bell Wireline	379	352	(27)	(7.7%)
Capital Intensity (5)	14.3%	13.6%		(0.7	) pts
Bell Wireless	52	130	78	60.0%
Capital Intensity	4.5%	12.1%		7.6	pts
Total Bell	431	482	51	10.6%
Capital Intensity	11.5%	13.3%		1.8	pts
Bell Aliant	95	108	13	12.0%
Capital Intensity	12.2%	13.2%		1.0	pts
Total BCE Inc.	526	590	64	10.8%
Capital Intensity	11.9%	13.6%		1.7	pts

BCE Inc. Supplementary Financial Information – First Quarter 2010  Page 4

BCE Inc.
Segmented Data – Historical Trend

		Total
($ millions, except where otherwise indicated) (unaudited)	Q1 10	2009	Q4 09	Q3 09	Q2 09	Q1 09
Revenues
Bell Wireline	2,658	10,666	2,840	2,659	2,575	2,592
Bell Wireless	1,153	4,558	1,198	1,178	1,104	1,078
Inter-segment eliminations	(53)	(204)	(56)	(49)	(51)	(48)
Total Bell	3,758	15,020	3,982	3,788	3,628	3,622
Bell Aliant	779	3,174	785	786	785	818
Inter-segment eliminations	(105)	(459)	(117)	(117)	(116)	(109)
Total BCE Inc.	4,432	17,735	4,650	4,457	4,297	4,331
EBITDA
Bell Wireline	1,043	3,907	960	973	982	992
Margin	39.2%	36.6%	33.8%	36.6%	38.1%	38.3%
Bell Wireless	412	1,812	435	475	468	434
Margin	35.7%	39.8%	36.3%	40.3%	42.4%	40.3%
Total Bell	1,455	5,719	1,395	1,448	1,450	1,426
Margin	38.7%	38.1%	35.0%	38.2%	40.0%	39.4%
Bell Aliant	329	1,370	342	353	341	334
Margin	42.2%	43.2%	43.6%	44.9%	43.4%	40.8%
Total BCE Inc.	1,784	7,089	1,737	1,801	1,791	1,760
Margin	40.3%	40.0%	37.4%	40.4%	41.7%	40.6%
Operating income
Bell Wireline	516	1,148	280	229	290	349
Bell Wireless	271	1,284	292	354	338	300
Total Bell	787	2,432	572	583	628	649
Bell Aliant	175	759	179	199	196	185
Total BCE Inc.	962	3,191	751	782	824	834
Capital expenditures
Bell Wireline	379	1,717	498	412	455	352
Capital Intensity	14.3%	16.1%	17.5%	15.5%	17.7%	13.6%
Bell Wireless	52	673	142	177	224	130
Capital Intensity	4.5%	14.8%	11.9%	15.0%	20.3%	12.1%
Total Bell	431	2,390	640	589	679	482
Capital Intensity	11.5%	15.9%	16.1%	15.5%	18.7%	13.3%
Bell Aliant	95	464	120	115	121	108
Capital Intensity	12.2%	14.6%	15.3%	14.6%	15.4%	13.2%
Total BCE Inc.	526	2,854	760	704	800	590
Capital Intensity	11.9%	16.1%	16.3%	15.8%	18.6%	13.6%

BCE Inc. Supplementary Financial Information – First Quarter 2010  Page 5

Bell Wireline (2)

	Q1	Q1
($ millions, except where otherwise indicated) (unaudited)	2010	2009	% change
Bell Wireline
Local & access	762	805	(5.3%)
Long distance	238	278	(14.4%)
Data	912	912	-
Video	428	387	10.6%
Equipment & other	237	133	78.2%
Total external revenues	2,577	2,515	2.5%
Inter-segment revenues	81	77	5.2%
Total Bell Wireline operating revenue	2,658	2,592	2.5%
Operating expenses	(1,615)	(1,600)	(0.9%)
EBITDA	1,043	992	5.1%
EBITDA Margin	39.2%	38.3%	0.9	pts
Operating income	516	349	47.9%

Capital expenditures	379	352	(7.7%)
Capital intensity	14.3%	13.6%	(0.7	) pts

Local
Network access services (NAS)
Residential	3,810,912	4,143,305	(8.0%)
Business	2,950,281	3,060,902	(3.6%)
Total	6,761,193	7,204,207	(6.1%)
Network access service net (losses)/activations
Residential	(75,618)	(77,766)	2.8%
Business	(24,211)	(26,473)	8.5%
Total	(99,829)	(104,239)	4.2%
Internet
High Speed Internet net activations	10,467	6,288	66.5%
High Speed Internet subscribers EOP	2,067,458	2,060,821	0.3%
Video (DTH and VDSL)
Net subscriber activations	19,889	11,743	69.4%
Total subscribers EOP	1,968,766	1,863,514	5.6%
ARPU (6) ($/month)	72.60	68.84	5.5%
Churn (7) (%) (average per month)	1.1%	1.1%	0.0	pts

BCE Inc. Supplementary Financial Information – First Quarter 2010  Page 6

Bell Wireline – Historical Trend

		Total
($ millions, except where otherwise indicated) (unaudited)	Q1 10	2009	Q4 09	Q3 09	Q2 09	Q1 09
Bell Wireline
Local & access	762	3,159	775	783	796	805
Long distance	238	1,078	265	264	271	278
Data	912	3,696	973	892	919	912
Video	428	1,593	417	400	389	387
Equipment & other	237	817	324	241	119	133
Total external revenues	2,577	10,343	2,754	2,580	2,494	2,515
Inter-segment revenues	81	323	86	79	81	77
Total Bell Wireline operating revenue	2,658	10,666	2,840	2,659	2,575	2,592
Operating expenses	(1,615)	(6,759)	(1,880)	(1,686)	(1,593)	(1,600)
EBITDA	1,043	3,907	960	973	982	992
EBITDA Margin	39.2%	36.6%	33.8%	36.6%	38.1%	38.3%
Operating income	516	1,148	280	229	290	349

Capital expenditures	379	1,717	498	412	455	352
Capital intensity	14.3%	16.1%	17.5%	15.5%	17.7%	13.6%

Local
Network access services (NAS)
Residential	3,810,912	3,886,530	3,886,530	3,965,540	4,041,926	4,143,305
Business	2,950,281	2,974,492	2,974,492	3,002,985	3,029,686	3,060,902
Total	6,761,193	6,861,022	6,861,022	6,968,525	7,071,612	7,204,207
Network access service net (losses)/activations
Residential	(75,618)	(334,541)	(79,010)	(76,386)	(101,379)	(77,766)
Business	(24,211)	(112,883)	(28,493)	(26,701)	(31,216)	(26,473)
Total	(99,829)	(447,424)	(107,503)	(103,087)	(132,595)	(104,239)
Internet
High Speed Internet net activations	10,467	37,618	7,808	21,531	1,991	6,288
High Speed Internet subscribers EOP (A)	2,067,458	2,056,991	2,056,991	2,084,343	2,062,812	2,060,821
Video (DTH and VDSL)
Net subscriber activations	19,889	113,315	40,889	40,665	20,018	11,743
Total subscribers EOP (A)	1,968,766	1,948,877	1,948,877	1,924,197	1,883,532	1,863,514
ARPU ($/month)	72.60	69.59	71.12	69.35	68.98	68.84
Churn (%) (average per month)	1.1%	1.2%	1.3%	1.4%	1.1%	1.1%

(A)	Following a company-wide review of subscriber metrics, our Internet and Video customer base were reduced by 35,160 and 16,209, respectively, at the end of Q4 2009.

BCE Inc. Supplementary Financial Information – First Quarter 2010  Page 7

Bell Wireless (2)

	Q1	Q1
($ millions, except where otherwise indicated) (unaudited)	2010	2009	% change
Bell Wireless

Revenue
Service	1,056	986	7.1%
Product	86	82	4.9%
Total external Bell Wireless revenues	1,142	1,068	6.9%
Inter-segment revenues	11	10	10.0%
Total Bell Wireless operating revenues	1,153	1,078	7.0%
Operating expenses	(741)	(644)	(15.1%)
EBITDA	412	434	(5.1%)
EBITDA margin (Total revenues)	35.7%	40.3%	(4.6	) pts
EBITDA margin (Service revenues)	39.0%	44.0%	(5.0	) pts
Operating Income	271	300	(9.7%)

Capital expenditures	52	130	60.0%
Capital intensity	4.5%	12.1%	7.6	pts

Wireless gross activations (A)	428,834	365,852	17.2%
Postpaid	264,312	210,131	25.8%
Wireless net activations (A)	55,625	30,295	83.6%
Postpaid	81,212	35,021	n.m.
Wireless subscribers EOP (A) (C)	6,888,927	6,527,816	5.5%
Postpaid	5,122,442	4,780,188	7.2%
Average revenue per unit (ARPU) (B) ($/month)	50.07	51.52	(2.8%)
Prepaid	16.87	15.38	9.7%
Postpaid	61.72	62.34	(1.0%)
Churn (%) (B) (average per month)	1.8%	1.6%	(0.2	) pts
Prepaid	3.4%	2.9%	(0.5	) pts
Postpaid	1.2%	1.2%	0.0	pts
Usage per subscriber (B) (C) (min/month)	259	279	(7.2%)
Cost of acquisition (COA) (8) (B) ($/sub)	362	397	8.8%
PRO FORMA (D)
Average revenue per unit (ARPU) (D) ($/month)	50.07	49.84	0.5%
Prepaid	16.87	16.05	5.1%
Postpaid	61.72	62.24	(0.8%)
Churn (%) (D) (average per month)	1.8%	1.7%	(0.1	) pts
Prepaid	3.4%	3.0%	(0.4	) pts
Postpaid	1.2%	1.3%	0.1	pts
Usage per subscriber (C) (D) (min/month)	259	271	(4.4%)
Cost of acquisition (COA) (8) (D) ($/sub)	362	374	3.2%

(A)	Total wireless gross activations, net activations and EOP subscribers include 100% of Virgin Mobile’s subscribers.
(B)

Beginning in Q3 2009, wireless average revenue per unit, churn, usage per subscriber and cost of acquisition reflect 100% of Virgin’s results due to our acquisition on July 1, 2009 of the remaining 50% not already owned. All prior periods reflect the original 50% ownership.

(C)

Following a company-wide review of subscriber metrics, we reduced subscribers by 34,752 for postpaid and 2,074 for prepaid as at the end of Q4 2009. The definition of usage per subscriber has been refined and all prior periods have been restated for comparability.

(D)	Wireless average revenue per unit, churn, usage per subscriber and cost of acquisition in the prior years have been restated to include 100% of Virgin Mobile results, rather than 50%.

BCE Inc. Supplementary Financial Information – First Quarter 2010  Page 8

Bell Wireless – Historical Trend

		Total
($ millions, except where otherwise indicated) (unaudited)	Q1 10	2009	Q4 09	Q3 09	Q2 09	Q1 09
Bell Wireless

Revenue
Service	1,056	4,102	1,055	1,056	1,005	986
Product	86	405	129	106	88	82
Total external Bell Wireless revenues	1,142	4,507	1,184	1,162	1,093	1,068
Inter-segment revenues	11	51	14	16	11	10
Total Bell Wireless operating revenues	1,153	4,558	1,198	1,178	1,104	1,078
Operating expenses	(741)	(2,746)	(763)	(703)	(636)	(644)
EBITDA	412	1,812	435	475	468	434
EBITDA margin (Total revenues)	35.7%	39.8%	36.3%	40.3%	42.4%	40.3%
EBITDA margin (Service revenues)	39.0%	44.2%	41.2%	45.0%	46.6%	44.0%
Operating Income	271	1,284	292	354	338	300

Capital expenditures	52	673	142	177	224	130
Capital intensity	4.5%	14.8%	11.9%	15.0%	20.3%	12.1%

Wireless gross activations (A)	428,834	1,794,237	523,739	500,895	403,751	365,852
Postpaid	264,312	1,056,126	300,233	301,876	243,886	210,131
Wireless net activations (A)	55,625	372,607	162,859	134,737	44,716	30,295
Postpaid	81,212	330,815	109,921	121,692	64,181	35,021
Wireless subscribers EOP (A) (C)	6,888,927	6,833,302	6,833,302	6,707,269	6,572,532	6,527,816
Postpaid	5,122,442	5,041,230	5,041,230	4,966,061	4,844,369	4,780,188
Average revenue per unit (ARPU) (B) ($/month)	50.07	51.70	51.08	52.13	52.05	51.52
Prepaid	16.87	17.15	18.45	18.36	16.41	15.38
Postpaid	61.72	62.87	62.47	64.09	62.58	62.34
Churn (%) (B) (average per month)	1.8%	1.7%	1.8%	1.8%	1.7%	1.6%
Prepaid	3.4%	3.2%	3.2%	3.5%	3.3%	2.9%
Postpaid	1.2%	1.3%	1.3%	1.3%	1.3%	1.2%
Usage per subscriber (B) (C) (min/month)	259	287	281	291	299	279
Cost of acquisition (COA) (B) ($/sub)	362	350	327	320	356	397
PRO FORMA (D)
Average revenue per unit (ARPU) (D) ($/month)	50.07	50.88	51.08	52.13	50.46	49.84
Prepaid	16.87	17.53	18.45	18.36	17.26	16.05
Postpaid	61.72	62.81	62.47	64.09	62.48	62.24
Churn (%) (D) (average per month)	1.8%	1.8%	1.8%	1.8%	1.8%	1.7%
Prepaid	3.4%	3.2%	3.2%	3.5%	3.3%	3.0%
Postpaid	1.2%	1.3%	1.3%	1.3%	1.3%	1.3%
Usage per subscriber (C) (D) (min/month)	259	283	281	291	290	271
Cost of acquisition (COA) (D) ($/sub)	362	336	327	320	333	374

(A)	Total wireless gross activations, net activations and EOP subscribers include 100% of Virgin Mobile’s subscribers.
(B)

Beginning in Q3 2009, wireless average revenue per unit, churn, usage per subscriber and cost of acquisition reflect 100% of Virgin’s results due to our acquisition on July 1, 2009 of the remaining 50% not already owned. All prior periods reflect the original 50% ownership.

(C)

Following a company-wide review of subscriber metrics, we reduced subscribers by 34,752 for postpaid and 2,074 for prepaid as at the end of Q4 2009. The definition of usage per subscriber has been refined and all prior periods have been restated for comparability.

(D)	Wireless average revenue per unit, churn, usage per subscriber and cost of acquisition in the prior years have been restated to include 100% of Virgin Mobile results, rather than 50%.

   BCE Inc. Supplementary Financial Information – First Quarter 2010  Page 9

BCE Inc.
Net debt and other information (2)

BCE Inc. – Net debt and preferreds

At March 31, 2010		BCE Inc.
(unaudited)
($ millions, except where otherwise indicated)
		Bell
	Bell	Aliant	BCE Inc.
Debt due within one year	580	167	747
Long-term debt	7,543	2,758	10,301
Securitization of accounts receivable	1,140	165	1,305
Preferred shares – BCE	2,770	-	2,770
Cash and cash equivalents	(730)	(18)	(748)
Net debt	11,303	3,072	14,375
Bell – Balance Sheet Information
(unaudited)
($ millions, except where otherwise indicated)	March 31	Dec. 31
	2010	2009

Debt due within one year	580	543
Long-term debt	7,543	7,541
Securitization of accounts receivable	1,140	1,140
Preferred shares – BCE	2,770	2,770
Cash and cash equivalents	(730)	(660)
Net Debt	11,303	11,334

Net Debt: Trailing 12 month EBITDA, including Bell Aliant distributions to BCE	1.87	1.89
EBITDA, including Bell Aliant distributions to BCE: Net interest, securitization costs and preferred dividends (trailing 12 months)	9.17	8.79
Cash Flow Information
(unaudited)	Q1	Q1
($ millions, except where otherwise indicated)	2010	2009	$ change	% change

Free Cash Flow (FCF)
Cash from operating activities	953	723	230	31.8%
Capital expenditures	(431)	(482)	51	10.6%
Other investing activities	(22)	(14)	(8)	(57.1%)
Dividends paid on preferred shares	(28)	(28)	-	-
Bell Aliant distributions to BCE	73	73	-	-
FCF	545	272	273	n.m.

Cash Flow Information – Historical Trend
(unaudited)	Q1	Total	Q4	Q3	Q2	Q1
($ millions, except where otherwise indicated)	2010	2009	2009	2009	2009	2009

Free Cash Flow (FCF)
Cash from operating activities	953	3,755	621	1,230	1,181	723
Capital expenditures	(431)	(2,390)	(640)	(589)	(679)	(482)
Other investing activities	(22)	(93)	(12)	(39)	(28)	(14)
Dividends paid on preferred shares	(28)	(107)	(26)	(26)	(27)	(28)
Bell Aliant distributions to BCE	73	291	72	73	73	73
FCF	545	1,456	15	649	520	272

BCE Inc. Supplementary Financial Information – First Quarter 2010  Page 10

BCE Inc.
Consolidated Balance Sheet Data

	March 31	December 31
($ millions, except where otherwise indicated) (unaudited)	2010	2009
ASSETS
Current assets
Cash and cash equivalents	748	687
Accounts receivable	1,523	1,605
Future income taxes	128	110
Inventory	446	448
Prepaid expenses	389	296
Other current assets	145	137
Current assets of discontinued operations	1	1
Total current assets	3,380	3,284
Capital assets
Property, plant and equipment	19,381	19,441
Finite-life intangible assets	2,483	2,541
Indefinite-life intangible assets	3,817	3,803
Total capital assets	25,681	25,785
Other long-term assets	3,126	3,207
Goodwill	5,774	5,774
Total assets	37,961	38,050
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,568	3,716
Interest payable	133	113
Dividends payable	375	354
Debt due within one year	747	600
Current liabilities of discontinued operations	3	3
Total current liabilities	4,826	4,786
Long-term debt	10,301	10,299
Other long-term liabilities	4,808	4,942
Total liabilities	19,935	20,027
Non-controlling interest	1,031	1,049
SHAREHOLDERS’ EQUITY
Preferred shares	2,770	2,770
Common shareholders’ equity
Common shares	12,851	12,921
Contributed surplus	2,485	2,490
Accumulated other comprehensive income	(38)	92
Deficit	(1,073)	(1,299)
Total common shareholders’ equity	14,225	14,204
Total shareholders’ equity	16,995	16,974
Total liabilities and shareholders’ equity	37,961	38,050

Number of common shares outstanding	763.0	767.2

BCE Inc. Supplementary Financial Information – First Quarter 2010  Page 11

BCE Inc.
Consolidated Cash Flow Data

	Q1	Q1
($ millions, except where otherwise indicated) (unaudited)	2010	2009	$ change
Cash flows from operating activities
Net earnings	637	406	231
Less: Losses from discontinued operations, net of income taxes and non-controlling interest	-	(6)	6
Earnings from continuing operations	637	412	225
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets	793	818	(25)
Net benefit plans cost	28	88	(60)
Restructuring and other	29	108	(79)
Gains on investments	(125)	(2)	(123)
Future income taxes	24	(13)	37
Non-controlling interest	76	84	(8)
Contributions to employee pension plans	(155)	(92)	(63)
Other employee future benefit plan payments	(24)	(24)	-
Payments of restructuring and other	(94)	(77)	(17)
Operating assets and liabilities	(91)	(377)	286
Cash flows from operating activities	1,098	925	173
Bell Aliant distributions to BCE	73	73	-
Capital expenditures	(526)	(590)	64
Other investing activities	(21)	(13)	(8)
Cash dividends paid on preferred shares	(28)	(28)	-
Cash distributions paid by subsidiaries to non-controlling interest	(92)	(92)	-
Bell Aliant Free Cash Flow	41	(3)	44
Free Cash Flow (3)	545	272	273
Bell Aliant undistributed Free Cash Flow	(114)	(70)	(44)
Business acquisitions	9	(20)	29
Going-private costs	-	(6)	6
Decrease in investments	10	-	10
Increase in notes payable and bank advances	112	88	24
Repayment of long-term debt	(56)	(94)	38
Cash dividends paid on common shares	(310)	(294)	(16)
Issue of common shares	1	1	-
Repurchase of common shares	(125)	(557)	432
Other financing activities	(11)	(10)	(1)
	(484)	(962)	478
Cash flows from (used in) continuing operations	61	(690)	751
Cash flows used in discontinued operations activities	-	(8)	8
Net increase (decrease) in cash and cash equivalents	61	(698)	759
Cash and cash equivalents at beginning of period	688	3,063	(2,375)
Cash and cash equivalents at end of period	749	2,365	(1,616)
Consists of:
Cash and cash equivalents of continuing operations	748	2,356	(1,608)
Cash and cash equivalents of discontinued operations	1	9	(8)
Total	749	2,365	(1,616)

Other information
Cash flow per share (9)	$0.75	$0.42	$0.33
Annualized cash flow yield (10)	7.6%	8.5%	(0.9	) pts
Common dividend payout (11)	66.9%	67.5%	(0.6	) pts

BCE Inc. Supplementary Financial Information – First Quarter 2010  Page 12

BCE Inc.
Consolidated Cash Flow Data – Historical Trend

		Total
($ millions, except where otherwise indicated) (unaudited)	Q1 10	2009	Q4 09	Q3 09	Q2 09	Q1 09
Cash flows from operating activities
Net earnings	637	1,738	376	584	372	406
Less: Losses from discontinued operations, net of income taxes and non-controlling interest	-	(11)	(1)	-	(4)	(6)
Earnings from continuing operations	637	1,749	377	584	376	412
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets	793	3,371	904	828	821	818
Net benefit plans cost	28	355	93	86	88	88
Restructuring and other	29	527	82	191	146	108
Gains on investments	(125)	(49)	(11)	(36)	-	(2)
Future income taxes	24	32	278	(228)	(5)	(13)
Non-controlling interest	76	333	79	90	80	84
Contributions to employee pension plans	(155)	(1,068)	(785)	(99)	(92)	(92)
Other employee future benefit plan payments	(24)	(96)	(24)	(25)	(23)	(24)
Payments of restructuring and other	(94)	(310)	(58)	(70)	(105)	(77)
Operating assets and liabilities	(91)	40	13	216	188	(377)
Cash flows from operating activities	1,098	4,884	948	1,537	1,474	925
Bell Aliant distributions to BCE	73	291	72	73	73	73
Capital expenditures	(526)	(2,854)	(760)	(704)	(800)	(590)
Other investing activities	(21)	(89)	(11)	(38)	(27)	(13)
Cash dividends paid on preferred shares	(28)	(107)	(26)	(26)	(27)	(28)
Cash distributions paid by subsidiaries to non-controlling interest	(92)	(369)	(92)	(93)	(92)	(92)
Bell Aliant Free Cash Flow	41	(300)	(116)	(100)	(81)	(3)
Free Cash Flow	545	1,456	15	649	520	272
Bell Aliant undistributed Free Cash Flow	(114)	9	44	27	8	(70)
Business acquisitions	9	(338)	(4)	(313)	(1)	(20)
Business dispositions	-	11	1	10	-	-
Going-private costs	-	(7)	-	-	(1)	(6)
Increase in investments	-	(53)	(50)	(2)	(1)	-
Decrease in investments	10	113	58	55	-	-
Increase (decrease) in notes payable and bank advances	112	(194)	(39)	(5)	(238)	88
Issue of long-term debt	-	1,348	-	-	1,348	-
Repayment of long-term debt	(56)	(2,539)	(203)	(656)	(1,586)	(94)
Cash dividends paid on common shares	(310)	(1,201)	(310)	(296)	(301)	(294)
Issue of common shares	1	2	-	-	1	1
Repurchase of common shares	(125)	(894)	-	-	(337)	(557)
Other financing activities	(11)	(90)	(11)	(38)	(31)	(10)
	(484)	(3,833)	(514)	(1,218)	(1,139)	(962)
Cash flows from (used in) continuing operations	61	(2,377)	(499)	(569)	(619)	(690)
Cash flows (used in) from discontinued operations activities	-	(9)	(2)	(2)	3	(8)
Cash flows from (used in) discontinued investing activities	-	11	-	(6)	17	-
Net increase (decrease) in cash and cash equivalents	61	(2,375)	(501)	(577)	(599)	(698)
Cash and cash equivalents at beginning of period	688	3,063	1,189	1,766	2,365	3,063
Cash and cash equivalents at end of period	749	688	688	1,189	1,766	2,365
Consists of:
Cash and cash equivalents of continuing operations	748	687	687	1,187	1,761	2,356
Cash and cash equivalents of discontinued operations	1	1	1	2	5	9
Total	749	688	688	1,189	1,766	2,365

Other information
Cash flow per share	$0.75	$2.63	$0.25	$1.08	$0.88	$0.42
Annualized cash flow yield	7.6%	6.5%	6.5%	10.3%	8.3%	8.5%
Common dividend payout	66.9%	63.2%	79.4%	48.2%	66.4%	67.5%

BCE Inc. Supplementary Financial Information – First Quarter 2010  Page 13

Accompanying Notes

(1)

Throughout this report, BCE means BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its subsidiaries.

(2)

We report our results of operations in three segments: Bell Wireline, Bell Wireless and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our reportable segments as strategic business units organized by products and services.

(3)

Non-GAAP Financial Measures

EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as operating revenues less cost of revenue, selling, general and administrative expenses and net benefit plans costs, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

The most comparable Canadian GAAP financial measure is operating income.

Adjusted earnings per share (EPS)
The term adjusted EPS does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define adjusted EPS as EPS before restructuring and other and net losses (gains) on investments.

BCE Inc. Supplementary Financial Information – First Quarter 2010  Page 14

Accompanying Notes

We use adjusted EPS among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net losses (gains) on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable Canadian GAAP financial measure is EPS.

FREE CASH FLOW
The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define free cash flow as cash from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We present free cash flow on a consistent basis from period to period, which allows us to compare our financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.

The most comparable Canadian GAAP financial measure is cash from operating activities.

(4)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(5)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(6)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.
(7)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(8)

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

BCE Inc. Supplementary Financial Information – First Quarter 2010  Page 15

Accompanying Notes

(9)	Cash flow per share is calculated as follows: Cash flow from operating activities less capital expenditures Average number of common shares outstanding
(10)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period
(11)	Common dividend payout is calculated as follows: Dividends per common share Adjusted EPS

BCE Inc. Supplementary Financial Information – First Quarter 2010  Page 16